Exhibit 3.1

EQUITY LIFESTYLE PROPERTIES, INC.

ARTICLES SUPPLEMENTARY

Equity LifeStyle Properties, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST: On September 11, 2012, the Corporation filed with the Department Articles Supplementary (the “Articles Supplementary”) classifying and designating 54,461 authorized but unissued shares of Preferred Stock, par value $.01 per share (the “Preferred Stock”), of the Corporation as shares of 6.75% Series C Cumulative Redeemable Perpetual Preferred Stock, $.01 par value per share (the “Series C Preferred Stock”). On September 14, 2012, the Corporation issued 54,458 shares of Series C Preferred Stock. On September 25, 2017, the Corporation redeemed 54,458 shares of Series C Preferred Stock in accordance with the provisions of the Articles Supplementary for the Series C Preferred Stock. Pursuant to Section 5(d) of the Articles Supplementary for the Series C Preferred Stock, the 54,458 redeemed shares of Series C Preferred Stock have the status of authorized but unissued Preferred Stock, without designation as to series until such shares are once more classified and designated as part of a particular series by the Board of Directors of the Corporation (the “Board of Directors”).

SECOND: Under a power contained in Section 3 of Article V of the charter of the Corporation, the Board of Directors, by duly adopted resolutions, has confirmed the reclassification of the remaining 3 authorized but unissued shares of Series C Preferred Stock as shares of Preferred Stock without designation as to series until such shares are once more classified and designated as part of a particular series by the Board of Directors.

THIRD: A description of the Preferred Stock is contained in Article V of the charter of the Corporation.

FOURTH: The shares of Series C Preferred Stock have been reclassified pursuant to Section 5(d) of the Articles Supplementary for the Series C Preferred Stock and the above described action of the Board of Directors and such classification has been confirmed by the Board of Directors under the authority contained in the Charter of the Corporation.

FIFTH: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

SIXTH: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his/her knowledge, information and belief, these. matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

SEVENTH: These Articles Supplementary shall become effective upon acceptance for record by the Department.

IN WITNESS WHEREOF, the Corporation has caused.these Articles Supplementary to be signed in its name and on its behalf by its President and Chief Executive Officer and attested to by its Senior Vice President - Legal & Assistant Secretary on this 19th day of February, 2020.

ATTEST:	EQUITY LIFESTYLE PROPERTIES, INC.

/s/ Paul Huff	By:	/s/ Marguerite Nader
Paul Huff Senior Vice President— Legal and Assistant Secretary		Marguerite Nader President and Chief Executive Officer